AN 4/4/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 20 2002 WASH, D.C. 354

SEC FILE NUMBER
8- 39445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Institutional Brokerage Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 W. Fourth Street, Suite 810
(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Bascom — 513-977-4400 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rippe & Kingston Co. PSC
(Name — *if individual, state last, first, middle name*)

107 Celestial Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN 4/4/02

OATH OR AFFIRMATION

I, Scott B. Harsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Brokerage Services Corporation, as of December 31, 2001 ,XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

DANIEL JOEL PENN, Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration Date
Section 147.03

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001
with

INDEPENDENT AUDITORS' REPORT

CONTENTS

RIPPE & KINGSTON CO PSC
certified public accountants
& consultants

Rookwood Building • 1077 Celestial Street
Cincinnati, Ohio 45202-1696
(513) 241-1375
Fax: (513) 241-7843

Management Committee
Institutional Brokerage Services Corporation
Cincinnati, Ohio

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Institutional Brokerage Services Corporation as of December 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Institutional Brokerage Services Corporation at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rippe & Kingston CO PSC

January 30, 2002

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 89,377
Accounts receivable - related party	50,857
Total current assets	140,234
SECURITIES OWNED:	
Not readily marketable, at estimated fair value	3,300
	$143,534

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY:	
Common stock, no par value, 750 shares authorized, 200 shares issued and outstanding	$ 30,000
Additional paid-in capital	20,000
Retained earnings	93,534
Total stockholders' equity	$143,534

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS

For The Year Ended December 31, 2001

REVENUE:	
Commissions and other income	$1,352,900
Interest and dividend income	830
Total revenue	1,353,730
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Execution and clearing expenses	202,124
Other	1,131,663
Total selling, general and administrative expenses	1,333,787
Net income	19,943
RETAINED EARNINGS:	
Beginning of year	84,872
Less stockholders' distributions	(11,281)
End of year	$ 93,534

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 19,943
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets - (increase) decrease:	
Accounts receivable	776
Net cash provided by operating activities	20,719
CASH FLOWS FROM FINANCING ACTIVITIES:	
Shareholder distributions	(11,281)
Net cash used in financing activities	(11,281)
Increase in cash and cash equivalents	9,438
CASH AND CASH EQUIVALENTS:	
Beginning of year	130,796
End of year	$140,234

The accompanying notes are an integral part of these financial statements.

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business - Institutional Brokerage Services Corporation (the Company) operates as a registered securities broker-dealer in Cincinnati, Ohio. During 2001, the Company was operating within a correspondent agreement with Pershing, a division of Donaldson Lufkin Jenrette Securities Corp., which executed securities transactions, prepared and mailed correspondence, confirmations and statements, maintained prescribed books and records, and provided safe-keeping for the securities and cash in connection with transactions of the Company's clients.

Cash and Cash Equivalents - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents is a $25,000 deposit required by the National Association of Security Dealers, Inc. (NASD).

Securities Owned - At December 31, 2001, the Company held 300 warrants to purchase 300 shares of the NASDAQ Stock Market, Inc. The warrants cannot be exercised until June 28, 2002. The stock can be purchased at a share price ranging from $13.00 to $16.00.

Accounts Receivable - Accounts receivable have been adjusted for all known collectible accounts. No allowance for doubtful accounts is considered necessary at year end.

Income Taxes - The Company has elected to pass through its federal and state taxable income to its stockholders (a small business corporation election as provided in Section 1372(a) of the Internal Revenue Code). As a result, there is no provision for federal or state income taxes in the Company's financial statements. The Company makes distributions to the stockholders for the purpose of paying income taxes attributable to the Company's taxable income.

Haircuts - The Company's computations of net capital exclude amounts designated as haircuts. Haircuts are deductions of certain specified percentages of the market value of securities in the capital accounts of the Company. These deductions are solely for the purposes of computing "net capital" and are not entered on the books and records of the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Concentration of Credit Risk - The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times, such cash and temporary cash investments may be in excess of the FDIC insurance limit.

2. **RELATED PARTIES**

The Company shares salaries and overhead expense with a related corporation, wholly-owned by the stockholders of the Company. For the year ended December 31, 2001, the total of such expenses allocated to the Company were $690,652.

The Company leases certain equipment on a month-to-month basis from Diamond-Diamond Leasing Company (a general partnership) and Diamond-Penn Leasing Partnership (a general partnership). Both partnerships are wholly-owned by stockholders of the Company. For the year ended December 31, 2001, the Company made lease payments to the related partnerships totaling approximately $3,400.

3. **EXEMPTION FROM CUSTOMER PROTECTION - RESERVE AND CUSTODY OF SECURITIES RULES**

Certain rules regulate a broker or dealer relative to financial transactions with customers. The Company is exempt from Rule 15c3-3 under the following provisions:

> The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions with its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customers of Institutional Brokerage Services Corporation"; and
>
> The Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

4. **COMPUTATION OF NET CAPITAL**

Brokers and dealers subject to regulation by the Securities and Exchange Commission are

4. **COMPUTATION OF NET CAPITAL** (Continued)

required to submit monthly financial and operating reports to the Commission. There are no material differences between the December 31, 2001 Financial and Operational Combined Uniform Single Report (FOCUS) filed by the Company and the financial statements herein audited by the independent certified public accountant.

SUPPLEMENTARY INFORMATION

Schedule 1

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

COMPUTATION OF NET CAPITAL

For the Year Ended December 31, 2001

TOTAL OWNERSHIP EQUITY, from statement of financial condition	$143,534
DEDUCTIONS:	
Nonallowable assets	3,300
Net capital before haircuts	140,234
HAIRCUTS ON SECURITIES	60
Net capital	$140,174

Schedule 2

INSTITUTIONAL BROKERAGE SERVICES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

For the Year Ended December 31, 2001

MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL AT DECEMBER 31, 2001	140,174
Excess net capital	$135,174

RIPPE & KINGSTON CO PSC
certified public accountants
& consultants

Rookwood Building • 1077 Celestial Street
Cincinnati, Ohio 45202-1696
(513) 241-1375
Fax: (513) 241-7843

Management Committee
Institutional Brokerage Services Corporation

Independent Auditors' Report on Internal Control Required
by Securities and Exchange Commission (SEC) Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Institutional Brokerage Services Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

RIPPE & KINGSTON CO PSC
certified public accountants & consultants

Management Committee
Institutional Brokerage Services Corporation
Page Two

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rippe & Kingston Co PSC

January 30, 2002